UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

NO ACT
P.E 12.19.02
1-16567

03006056

January 23, 2003

Eric A. DeJong
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act 1934
Section
Rule 14A-8
Public Availability 1-23-2003

Re: AT&T Wireless Services, Inc.
Incoming letter dated December 19, 2002

Dear Mr. DeJong:

This is in response to your letter dated December 19, 2002 concerning the shareholder proposal submitted to AT&T Wireless by Dr. Arnaldo A. and Jean M. Ferraro. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
FEB 14 2003
THOMSON
FINANCIAL

Enclosures

cc: Dr. Arnaldo A. and Jean M. Ferraro
8420-12th Avenue
Brooklyn, NY 11228

CRGH

Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206·583·8888
FAX: 206·583·8500
www.perkinscoie.com

ERIC A. DEJONG
206-264-3793
EDeJong@perkinscoie.com

December 19, 2002

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Dr. Arnaldo A. and Mrs. Jean M. Ferraro for Inclusion in the AT&T Wireless Services, Inc. 2003 Proxy Statement

Dear Sir or Madam:

We are counsel to AT&T Wireless Services, Inc., a Delaware corporation ("AWS" or the "Company"). On April 9, 2002 AWS received a proposed shareholder resolution and supporting statement (together the "Proposal") from Dr. Arnaldo and Mrs. Jean M. Ferraro (the "Proponents") for inclusion in the proxy statement (the "2003 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2003 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponents of the Company's intention to exclude the Proposal from its 2003 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if AWS excludes the Proposal from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of AWS the undersigned hereby files six copies of this letter and the Proposal, which (together with its supporting statement) are attached to this letter as **Exhibit A**. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponents.

The Proposal

The Proposal relates to the establishment of a Company "shareholder's association" and states, in relevant part:

> *RESOLVED that the AT&T Shareholders' Association be established for all social and recreational activities among those shareholders who voluntarily become members and sign a statement authorizing the Company to deduct a minimum yearly donation of $1 or any other amount of their choice to be deposited in the Association account to be used by the Officers of the Association to cover expenses incurred in the running the programs of such Shareholders' Association .*

Basis for Exclusion—Rule 14a-8(b)

We have advised AWS that it properly may exclude the Proposal from its 2003 Proxy Statement and form of proxy because the Proponents were not the registered or beneficial holders of the minimum value of securities for the minimum period of time when they submitted the Proposal.

In order for a shareholder to be eligible to submit a proposal, the shareholder must have "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date" the shareholder submits the proposal. Rule 14a-8(b)(1). A shareholder must also continue to hold those securities through the date of the meeting. *Id.* The Proxy Rules contain two methods for proving such ownership, depending upon whether the shareholder is a "registered holder" of the shares or a "beneficial owner." In the case of the former, the company is expected to verify the proponent's eligibility on its own. Rule 14a-8(b)(2). In the case of the latter, shareholders must prove their eligibility by either (a) submitting to the company a written statement from the "record holder" (usually a bank or broker) verifying that, at the time the proposal was submitted the shareholder continuously held the company's securities for at least one year; or (b) by providing a copy of any of the filings indicated in the rules. Rule 14a-8(b)(2)(i)-(ii).

On April 19, 2002, Mary Brodd, Senior Corporate Counsel and Assistant Corporate Secretary at AWS, notified the Proponents that AWS was unable to verify their status as registered holders of the requisite value of the Company's securities and requested that they provide proof of beneficial ownership in the manner prescribed by the Rules. A copy of that notification is attached as **Exhibit B**. On April 23, 2002 the Proponents responded to Ms. Brodd's letter and acknowledged that they were not the registered or beneficial owners of the requisite value of the Company's securities to submit a proposal. A copy of the Proponents' letter is attached as **Exhibit C**. In view of the Proponents' admission, we have advised AWS that it may properly omit the Proposal from its 2003 Proxy Statement and form of proxy and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

AWS anticipates that its 2003 Proxy Statement will be finalized on or about March 12, 2003, in preparation for printing. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 264-3793.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Eric A. DeJong

EAD:JSM:rh
Enclosures

cc: Dr. Arnaldo A. and Mrs. Jean M. Ferraro
Mary Brodd, AT&T Wireless Services, Inc.
Rick E. Hansen, Perkins Coie LLP

EXHIBIT A

Arnaldo A. Ferraro
8420 - 12th Avenue
Brooklyn, New York 11228

(718) 745-5143

April 2, 2002

Executive Vice President, General Counsel
and Corporate Secretary
AT&T Wireless Services, Inc.
P.O. Box 97061
Redmond, Washington 98073-9761

To Whom It May Concern:

The enclosed is our shareholder proposal for inclusion in the Company's Proxy Statement for the 2003 annual meeting:

Whereas: we strongly believe that no one more than the individual shareholder is more interested and concerned about the success of the Company;

Whereas: it is our intention to establish, through this proposal, a Shareholders' Association whose membership is on a volunteer basis only and whose main activities will be social and recreational;

Resolved that: the AT&T Shareholders' Association be established for all social and recreational activities among those shareholders who voluntarily become members and sign a statement authorizing the Company to deduct a minimum yearly donation of $1 or any other amount of their choice to be deposited in the Association account to be used by the Officers of the Association to cover expenses incurred in running the programs of such Shareholders' Association.

Shareholders

Arnaldo A. Ferraro, Ph.D.　　　　Mrs. Jean M. Ferraro

EXHIBIT B

AT&T Wireless

7277 164th Ave. NE
Redmond, WA 98052
P.O. Box 97061
Redmond, WA 98073-9761

April 19, 2002

BY OVERNIGHT COURIER *(Airborne airbill # 15531006853)]*
Dr. Arnaldo A. and Mrs. Jean M. Ferraro
8420 12th Avenue
Brooklyn, New York 11228

Re: Shareholder Proposal

Dear Dr. and Mrs. Ferraro:

I am writing in response to your letter dated April 2, 2002, received at our offices on April 9, 2002, addressed to Executive Vice President, General Counsel and Corporate Secretary of AT&T Wireless Services. I am the Assistant Corporate Secretary.

Your letter submitted the "Shareholder's Association" shareholder proposal (which I will refer to as the "Proposal") for inclusion in the AT&T Wireless Services, Inc. (the "Company") 2003 proxy statement and form of proxy to be issued in connection with the Company's 2003 annual meeting.

I wish to bring to your attention a procedural defect that bears on your eligibility to submit the Proposal. I hope that the following detailed information will assist you in understanding the rules that affect this process.

Eligibility Requirements. Proxy Rule 14a-8(b)(1) requires that, to submit a shareholder proposal, a shareholder "must have continuously held at least $2 000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the proposal is submitted]." The shareholder may be either a "registered" shareholder or a "beneficial" shareholder of the Company's securities—the former having shares registered in his or her name and the latter having shares for which a broker or bank serves as the technical shareholder of record. The required method of calculating the value of these shares is to multiply the number of shares held for at least a year by the highest selling price within the 60 days preceding the date the submission is received by the Company.

Our records of registered shareholders, which may not include all your holdings of AWE stock if you are also beneficial shareholders, indicate that you do not meet these eligibility requirements. Our database shows that you own 100 shares of AWE common stock. Using the selling price of $11.75 from February 11, 2002, the valuation of the shares for these purposes is less than $2,000.

However, you may have additional or different information. It may be possible for you to provide suitable documentation of eligibility, as described below.

EXHIBIT B

Eligibility Documentation. Proxy Rule 14a-8(b)(2) requires that beneficial shareholders demonstrate their eligibility to submit a shareholder proposal by submitting specified documents to the Company. The beneficial shareholder may submit to the Company a written statement from the "record holder" (usually a banker or broker) verifying that, at the time the proposal was submitted, the requisite number of securities were held for at least one year prior to submitting a proposal. Alternatively, he or she may provide a copy of any of the Commission filings indicated in the rules; however, these filings typically only apply to 5% or greater shareholders or to directors or certain officers of the Company.

If you also hold shares beneficially that would demonstrate your eligibility, you may choose to submit documentation to that effect, in accordance with the rule described above.

The proxy rules also require that any shareholder (whether a beneficial shareholder or a registered shareholder) submitting a proposal to the Company also must provide a written statement to the Company indicating that they intend to hold the requisite number of securities through the date of the applicable annual meeting.

Time to respond to this letter. In the event that you are the beneficial owner of the number and value of shares sufficient to submit a shareholder proposal, Proxy Rule 14a-8(f)(1) requires that you respond to this letter and provide the appropriate documentation within 14 calendar days of receipt of this letter.

I would be happy to discuss with you any issues in connection with the Proposal. Please feel free to contact me directly at your earliest convenience. My direct dial phone number is 425-580-5892. Thank you.

Sincerely,

Mary Brodd
Senior Corporate Counsel & Assistant Corporate Secretary

cc: Gregory P. Landis, Executive Vice President, General Counsel & Corporate Secretary
Holly Ash, Vice President Investor Relations

EXHIBIT C

Arnaldo A. Ferraro
8420 12th Avenue
Brooklyn, New York 11228

Tel. (718) 745-5143

RECEIVED
APR 30 2002
By________

April 23, 2002

Ms. Mary Brodd
Senior Corporate Counsel and
Assistant Corporate Secretary
AT&T Wireless
7277 164th Avenue, NE
Redmond, WA 98073-9761

Dear Ms. Brodd:

Thank you for your letter of April 19, 2002 regarding our Shareholder Proposal.

You are right in mentioning that according to Proxy Rule 14a-9(b)(1) we do not qualify because we do not own $2,000 worth of the company's securities, although we also have 121 AT&T shares.

This Proxy Rule is certainly dismal. It changes all traditional morally and ethically correct principles that teach that good things should be measured by their substance and not by their size or monetary value. We cannot believe that our proposal could become "good" only if we own $2,000 worth of "company" securities," otherwise it doesn't qualify not even to be considered.

We honestly believe that creating a company's friendly Shareholders Association is a pretty good and innovative proposal that the company as a whole should welcome and support.

Shareholders

Arnaldo A. Ferraro, Ph.D.

Jean M. Ferraro

AAF:nc

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 23, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Wireless Services, Inc.
Incoming letter dated December 19, 2002

The proposal requests that the AT&T Shareholders' Association be established for all social and recreational activities among those shareholders who voluntarily become members.

There appears to be some basis for your view that AT&T Wireless may exclude the proposal under rule 14a-8(f). We note that the proponents failed to supply, within 14 days of receipt of AT&T Wireless's request, documentary support evidencing that they satisfied the minimum ownership requirement for the one-year period as of the date that they submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if AT&T Wireless omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Grace K. Lee
Special Counsel